*PW



10032667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
NOV 19 2010
Washington, DC
107

SEC FILE NUMBER
8- 05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-09 (MM/DD/YY) AND ENDING 09-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth A. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 16th day of November, 2010
by Sarin K. Chandar, Notary Public
proved to me on the basis of satisfactory evidence to be the person who appeared before me.


SARIN K. CHANDAR
Commission # 1859555
Notary Public - California
San Mateo County
My Comm. Expires Aug 27, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Franklin/Templeton Distributors, Inc. for the year ended September 30, 2010, which were agreed to by Franklin/Templeton Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Franklin/Templeton Distributors, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2010. Management is responsible for Franklin/Templeton Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B and 2F of Form SIPC-7 with the respective cash disbursement entries as follows: Compared the listed assessment payment of $17,737 on page 1, item 2B, of Form SIPC-7 to check #00342374 from Franklin Templeton Distributors, Inc. to Securities Investor Protection Corp. dated April 28, 2010, noting no exceptions. Additionally, compared the listed assessment balance payment of $15,763 on page 1, item 2F of Form SIPC-7 to check #00343673 from Franklin Templeton Distributors, Inc. to Securities Investor Protection Corp. dated November 5, 2010, noting no exceptions.

2. Compared the sum of the Total Revenue amounts reported on page 6 of Form X-17A-5 for the quarter ended December 31, 2009, Form X-17A-5 for the quarter ended March 31, 2010, Form X-17A-5 for the quarter ended June 30, 2010 and Form X-17A-5 for the quarter ended September 30, 2010 to the Total revenue amount of $1,683,155,925 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2010, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues from the distribution of shares, of $1,471,851,945 to the supporting schedule provided by Management, noting no exceptions.

    b. Compared deductions on line 5, net gain from securities in investment accounts, of $744 to the supporting schedule provided by Management, noting no exceptions.

c. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $197,903,127 to the supporting schedule provided by Management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $13,400,110 and $33,500, respectively, of the Form SIPC-7, noting no exceptions.

   b. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 1, revenues from the distribution of shares, of $1,471,851,945, noting no exceptions.

   c. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 5, net gain from securities in investment accounts, of $744, noting no exceptions.

   d. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $197,903,127, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Franklin/Templeton Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 16, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

005889 FINRA SEP
FRANKLIN / TEMPLETON DISTRIBUTORS INC
ATTN DAREN YU CORPORATE ACCOUNT
1 FRANKLIN PKWY
SAN MATEO CA 94403-1906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Corcoran (650) 525-7510

2. A. General Assessment (item 2e from page 2) $ 33,500

B. Less payment made with SIPC-6 filed (exclude interest) (17,737)

4/28/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,763

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,763

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,763

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Franklin Templeton Distributors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 9 day of November, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2009 and ending September 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,683,155,925
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,471,851,945
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	744
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	197,903,127
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,669,755,816
2d. SIPC Net Operating Revenues	$ 13,400,109
2e. General Assessment @ .0025	$ 33,500

(to page 1, line 2.A.)

PRICEWATERHOUSECOOPERS

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
as of the fiscal year ended September 30, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. (a wholly-owned subsidiary of Franklin Resources, Inc.) and subsidiaries at September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 16, 2010

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
as of September 30, 2010

Assets	
Cash and cash equivalents	$ 338,777,653
Commission and distribution fees receivable	152,738,572
Management fees receivable	42,732,391
Investment securities, trading	165,155
Investment securities, available-for-sale	64,654,043
Other investments	10,429,220
Deferred sales commission	65,835,884
Due from parent and affiliates	84,540,477
Property and equipment, net	2,255,688
Goodwill and other intangible assets, net	553,452,080
Prepaid expenses and other	3,881,861
Total Assets	$ 1,319,463,024
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution fees payable	$ 114,772,959
Accounts payable and accrued expenses	101,092,804
Due to affiliates	21,686,064
Payable to parent for income taxes	25,616,083
Income taxes payable to authorities	40,277,631
Deferred taxes, net	105,339,361
Total liabilities	408,784,902
Commitments and Contingencies (Note 12)	
Stockholder's Equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,059,946,070
Accumulated deficit	(150,951,493)
Accumulated other comprehensive income	1,681,190
Total stockholder's equity	910,678,122
Total Liabilities and Stockholder's Equity	$ 1,319,463,024

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations. Franklin/Templeton Distributors, Inc. (collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered funds for which it receives commissions and distribution fees.

Franklin/Templeton Distributors, Inc.'s wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisors with the Securities and Exchange Commission. These companies derive substantially all of their operating revenues and net income from providing investment management services to investment funds and institutional, and separately-managed accounts (collectively, the "sponsored investment products"). Services to the sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties. Although the financial markets improved during the fiscal year ended September 30, 2010 ("fiscal year 2010"), the business and regulatory environments in which the Company operates remain uncertain and subject to change. The decline in global market conditions has in the past resulted in significant decreases in the Company's activities, which directly impacted revenues and net income, and future declines may negatively impact the Company's performance.

The Company is also subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act"). The Reform Act, as well as other legislative and regulatory changes, is expected to impose additional restrictions and limitations on the Company and will likely result in increased scrutiny and oversight of the Company's financial services and products. Due to the complexity and broad scope of the Reform Act and time required for regulatory implementation, the Company is not able to predict at this time the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact that any changes in regulation would have on the business. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

FINRA Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to the Company. The SEC has proposed changes to Rule 12b-1 which, if adopted, could further limit our ability to recover expenses relating to the distribution of our funds.

2. Significant Accounting Policies

Basis of Presentation. The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 16, 2010, which is the date that the financial statement was issued.

Consolidation. The consolidated statement of financial condition includes the accounts of the Company and its subsidiaries in which it has a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates variable interest entities ("VIEs") for which it is considered the primary beneficiary. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. An entity that has the majority of the risks and rewards of ownership of a VIE, referred to as the primary beneficiary, is required to consolidate the VIE.

The Company evaluates whether entities are VIEs and determines if it qualifies as the primary beneficiary of the VIEs. The evaluation of whether the Company qualifies as the primary beneficiary of VIEs is highly complex and involves significant judgments, estimates and assumptions. The Company generally utilizes expected cash flow scenarios to determine its interest in the expected losses or residual returns of the VIEs from the investment management and related service fees or equity ownership interests held. The key estimates and assumptions used in the analyses include the amount of assets under management, investment management and related service fee rates, the life of the fund investment product, and the discount rate.

Fair Value Measurements. The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The Company records substantially all of its investments at fair value or amounts that approximate fair value. Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis. There were no significant transfers between Level 1 and Level 2 during the twelve months ended September 30, 2010. The Company may also measure certain assets or liabilities at fair value on a nonrecurring basis. These fair value measurements generally result from the application of lower of cost or fair value accounting for write-downs of individual assets.

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions, and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Investment Securities, Trading consists of an investment in common stock. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and is classified as Level 1.

Investment Securities, Available-for-Sale consist primarily of non-consolidated sponsored investment products and debt securities including securities of U.S. states and political subdivisions. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of non-consolidated sponsored investment products is determined based on the published net asset values of the sponsored investment products, and they are classified as Level 1. The fair value of the debt securities is determined using quoted market prices, if available, or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are generally classified as Level 2, except for certain U.S. Treasury securities which are classified as Level 1.

The fair value of other equity securities, which consist primarily of non-sponsored investment products, is generally determined based on the published net asset values of the investment products and they are classified as Level 1. The Company may also hold other equity securities

that are classified as Level 3 because their fair value is determined using unobservable inputs. In these instances the Company primarily employs the market-based approach described above for Level 3 securities held by consolidated sponsored investment products.

Other investments consist of equity investments in entities, including sponsored investment products, accounted for under the equity method and under the cost method. The equity method is used for investees over which the Company is able to exercise significant influence, but not control. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, also are considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies are accounted for using the equity method of accounting when the Company's investment is considered to be more than minor. Other investments consist of equity investments in entities over which the Company is unable to exercise significant influence and are not marketable. Such equity investments are accounted for under the cost method. For disclosure purposes, the fair value of these investments is generally determined based on their net asset value.

Impairment of Investments. The Company evaluates investments for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For available-for-sale equity securities, the Company considers many factors, including the severity and duration of the decline in the fair value below cost, the Company's intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an available-for-sale equity security is determined to be other-than-temporary, the Company recognizes the impairment in earnings. For available-for-sale debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the Company records the entire impairment in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the Company separates the impairment into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows. The credit loss component is recognized in earnings and the losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions. Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of the Company's mutual funds sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over 12 months to 18 months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted cash flows expected to be generated from the related distribution and service fee revenues and contingent deferred sales charges. These evaluations involve the use of estimates and assumptions, including expected future market levels, average assets under management and shareholder redemption rates.

Property and Equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. The Company amortizes

leasehold improvements using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

The Company tests property and equipment for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are determined to not be recoverable, impairment losses are measured based on the excess, if any, of the carrying value of these assets over their respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets, net Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Intangible assets consist primarily of mutual fund management contracts and non-compete agreements resulting from business acquisitions. The Company amortizes intangible assets over their estimated useful lives of 15 years using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

Goodwill is tested for impairment annually, on August 1, and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test involves a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Goodwill and other intangible assets have been assigned to the Company's single reporting unit, the investment management and related services operating segment.

Indefinite-lived intangible assets are tested for impairment annually and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and assets under management growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

The Company tests definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, the Company estimates the

undiscounted future cash flows to be derived from these assets. The future undiscounted cash flow projections include assumptions about revenue and assets under management growth rates, effective fee rates, investor redemptions, pre-tax profit margin, and expected useful lives. If the carrying value of the asset is not recoverable through the related undiscounted cash flows, the Company measures the impairment loss based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

Accumulated Other Comprehensive Income is reported in the consolidated statements of stockholders' equity and comprehensive income and consists entirely of unrealized gains (losses) on investment securities available-for-sale, net of income taxes.

Income Taxes. The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, the deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions in interest expense and penalties in other operating expenses.

3. New Accounting Standards

Accounting Standards Adopted During Fiscal Year 2010

The Company adopted a new Financial Accounting Standards Board ("FASB") standard that permits a reporting entity to measure the fair value of certain alternative investments that do not have a readily determinable fair value on the basis of the investments' net asset value per share or its equivalent. The adoption of the standard had no impact on the Company's consolidated financial statements.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2010:

	Amount
Cash on hand and demand deposits with financial institutions	$ 3,484,909
Sponsored money market funds	335,292,744
Total	$ 338,777,653

Included in cash on hand and demand deposits with financial institutions are deposits with three financial institutions totaling $3,484,109, of which $2,984,109 represents an exposure to concentration of credit risk as these deposits are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

5. Investments

Investments at September 30, 2010 consisted of the following:

	Amount
Investment securities, trading	$ 165,155
Investment securities, available-for-sale	
Securities of U.S. states and political subdivisions	64,654,043
Total investment securities, available-for-sale	64,654,043
Other investments	10,429,220
Total	$ 75,248,418

The Company holds an investment in Makena Capital Associates ("Makena"), a Delaware limited liability company. At September 30, 2010, the Company holds approximately 0.3% of the shares of Makena, is unable to exercise significant influence, and the investment is not marketable. This

investment is accounted for under the cost method. Its investment balance was $10,000,000 at September 30, 2010. The Company also holds various investments accounted for under the cost and equity method with a total of $429,220 at September 30, 2010.

A summary of the gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2010 is as follows:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities of U.S. states and political subdivisions	$ 61,863,957	$2,790,086	$ -	$ 64,654,043
Total	$ 61,863,957	$2,790,086	$ -	$ 64,654,043

The net unrealized holding gains on investment securities, available-for-sale included in accumulated other comprehensive income were $880,297 during the fiscal year 2010. The tax effects of the net change in unrealized gains included in accumulated other comprehensive income were $346,811 during the fiscal year 2010.

The Company did not recognize any other-than-temporary impairment of available-for-sale debt securities during fiscal year 2010.

At September 30, 2010, maturities of available-for-sale debt securities were as follows:

	Cost Basis	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 5,927,024	$ 5,941,738
Due after one year through five years	42,923,921	44,947,265
Due after five years through ten years	13,013,012	13,765,040
Due after ten years	-	-
Total	$ 61,863,957	$ 64,654,043

6. Fair Value Measurements

The Company records substantially all of its investments at fair value or amounts that approximate fair value. Trading securities and securities available-for-sale are financial instruments recorded at fair value on a recurring basis. There were no material transfers between Level 1 and Level 2 during the twelve months ended September 30, 2010. The Company did not hold any level 3 financial instruments during this period.

The table below presents the balances of assets measured at fair value on a recurring basis.

	Level 1	Level 2	Total
Investment securities, trading	$ 165,155	$ -	$ 165,155
Investment securities, available-for-sale			
Securities of U.S. states and political subdivisions	-	64,654,043	64,654,043
Total Assets Measured at Fair Value	$ 165,155	$ 64,654,043	$ 64,819,198

As September 30, 2010, the Company's financial instruments that were not measured at fair value were as follows:

	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 338,777,653	$ 338,777,653
Other investments	10,000,000	10,006,003

There were insignificant liabilities measured at fair value on a recurring basis at September 30, 2010.

7. Deferred Sales Commissions

Deferred sales commissions at September 30, 2010 are as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commission	$ 190,071,387	$ (124,235,502)	$ 65,835,884

The Company reviews its deferred commission assets quarterly for evidence of impairment. Impairment charges are included in accumulated amortization.

8. Property and Equipment

The following is a summary of property and equipment as of September 30, 2010:

	Amount	Useful Lives in Years
Property and equipment	$ 12,145,513	3 - 5
Leasehold improvements	2,102,102	10 - 15
	14,247,615	
Less: Accumulated depreciation and amortization	(11,991,927)	
Property and Equipment, Net	$ 2,255,688	

No impairment loss in value of property and equipment was recognized during fiscal year 2010 as the Company determined there was no indicator of impairment.

9. Goodwill and Other Intangible Assets

Goodwill and other intangible assets have been assigned to the Company's one reporting unit and operating segment, investment management and related services. The carrying values of goodwill and gross intangible assets were as follows:

Goodwill	Amortized Intangible Assets	Non-amortized Intangible Assets
$ 119,405,182	$ 22,070,000	$ 432,452,954

Intangible assets as of September 30, 2010 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized intangible assets			
Non-compete agreement	$ 22,070,000	$ (20,476,056)	$ 1,593,944
Non-amortized intangible assets			
Management contracts	432,452,954	-	432,452,954
Total	$ 454,522,954	$ (20,476,056)	$ 434,046,898

The Company completed its most recent annual impairment tests of goodwill and indefinite-lived intangible assets during the quarter ended September 30, 2010, and determined that there was no impairment in the value of these assets as of August 1, 2010. No impairment loss in the value of intangible assets subject to amortization was recognized during fiscal year 2010. A hypothetical 500 basis point decline in the AUM growth rate or a 500 basis point increase in the discount rate would not cause the reporting unit to fail step one of the impairment tests for goodwill. Our

discounted cash flow is not subject to foreign currency exchange risk because all of our revenues are denominated in U.S. Dollars.

10. Taxes on Income

The Company determines its income tax provision on a separate company basis as if it were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, the Company will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholder's equity.

For fiscal year 2010, income taxes payable for federal and state purposes have been reduced by approximately $2.1 million, which represents the tax benefit associated with the employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2010 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 11,597,118
Tax benefits for uncertain tax positions	5,768,887
Net operating loss carry-forwards	942,872
Other	909,575
Total deferred tax assets	19,218,452
Deferred Tax Liabilities	
Amortization of purchased intangibles	97,486,949
Deferred commissions	25,995,174
Unrealized gain on investment securities	1,075,690
Total deferred tax liabilities	124,557,813
Net Deferred Tax Liability	$ 105,339,361

The Company maintains memorandum accounting for its federal and California net operating loss carry-forward for which Franklin has received a dividend. The federal net operating loss carry-forward benefit that the Company would have recorded as a deferred tax asset on its financial statements was approximately $104.1 million as of September 30, 2010.

At September 30, 2010, there were also approximately $4.0 million in state net operating loss carry-forwards which expire between 2011 and 2025.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits included in income taxes payable to authorities is as follows:

	Amount
Balance at beginning of year	$ 14,973,119
Additions for tax positions of prior years	1,962,882
Reductions for tax positions of prior years	(35,168)
Additions for tax positions related to the current year	5,408,051
Reduction for tax positions related to the current year	-
Settlements	-
Expiration of statute of limitations	(1,577,488)
Balance at End of Year	$ 20,731,396

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect our effective income tax rate in future periods.

It is the Company's policy to recognize the accrual of interest on uncertain tax positions in investment and other income, net and the accrual of penalties in general and administrative expenses. Accrued interest on uncertain tax positions at September 30, 2010 was approximately $2.7 million, and is not presented in the unrecognized tax benefits table above.

The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the City of New York 2005 to 2010; U.S. federal 2006 to 2010; and the States of California and of New York 2006 to 2010.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2010 could decrease by an estimated $3.8 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

11. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2010, the Company did not have any liabilities subordinated to claims of general creditors.

12. Commitments and Contingencies

Legal Proceedings. In 2003 and 2004, the Company (including Franklin/Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC), among other Franklin entities, and in some instances certain current or former employees, officers, and directors of Franklin, and/or certain Franklin Templeton Investments mutual funds (the "Funds"), were named in private lawsuits concerning alleged

market timing and late trading. The lawsuits were consolidated for coordinated proceedings and are styled as a Fund shareholder class action, a derivative action on behalf of the Funds, and a derivative action on behalf of Franklin. The parties to the class action filed cross-motions for partial summary judgment and all briefing was completed in August 2010. Pursuant to stipulation, the derivative action on behalf of the Funds is stayed pending resolution of those motions. In addition, pursuant to stipulation, the derivative action brought on behalf of Franklin has been stayed since 2004.

In addition, in October 2009, Franklin/Templeton Distributors, Inc., as well as the individual trustees to certain of the Funds, were named in a lawsuit brought derivatively on behalf of the relevant Funds, concerning payment of asset-based compensation, between July 22, 2005 and the present, to broker-dealers that hold Fund shares in brokerage accounts and that are not registered as investment advisers. Defendants filed a motion to dismiss the complaint in January 2010. In June 2010, the court granted defendants' motion to dismiss the lone federal claim, giving plaintiff limited leave to amend his complaint to cure the deficiency in that claim. Plaintiff filed an amended complaint in July 2010, and defendants filed a motion to dismiss the amended complaint in August 2010. On October 22, 2010, the court granted defendants' motion, dismissing the lone federal claim with prejudice for failure to state a claim, and declining to exercise supplemental jurisdiction over plaintiff's state law claims. Plaintiff has 30 days from the date of entry of the dismissal order to file any notice of appeal.

Management believes that the claims made in each of the unresolved lawsuits referenced above are without merit and intends to defend against them vigorously. The Company cannot predict with certainty, however, the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company.

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, or results of operations.

Variable Interest Entities

The Company's VIEs primarily include certain sponsored investment products and certain other investment products (collectively, "investment products"). The Company's variable interests generally include its equity ownership interest in the investment products and its investment management and related services fees earned from sponsored investment products. Based on its evaluations, the Company believes it was not the primary beneficiary of its VIEs and, as a result, did not consolidate these entities as of and for the fiscal year ended September 30, 2010.

Total assets under management of investment products in which the Company held a variable interest, but was not the primary beneficiary, were approximately $2.4 billion at September 30, 2010. The carrying values of the Company's equity ownership interest in and investment management and related service fees receivable from these investment products as recorded in the Company's consolidated balance sheet at September 30, 2010 are set forth below. These amounts represent the Company's maximum exposure to loss and do not reflect an estimate of the actual losses.

	Amounts
Receivables	$ 857,574
Other Investments	10,000,000
Total	$ 10,857,574

While the Company has no contractual obligation to do so, it may make cash investments in the course of launching sponsored investment products. The Company also may voluntarily elect to provide its sponsored investment products with additional direct or indirect financial support based on its business objectives.

Leases. The Company leases office space under a long-term operating lease expiring in fiscal year 2020. It recognizes lease expense on its office space on a straight-line basis. Certain leases have annual rent escalation clauses, which resulted in a deferred rent balance of $866,808 at September 30, 2010. Future minimum lease payments under non-cancelable operating leases are as follows:

	Amounts
For fiscal years ending September 30:	
2011	$ 1,102,373
2012	1,102,373
2013	1,102,373
2014	1,102,373
2015	1,147,676
Thereafter	6,191,410
Total	$ 11,748,578

13. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

14. Stock-Based Compensation

Franklin has an Amended and Restated Annual Incentive Compensation Plan (the "AIP") and the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or cash-settled equity awards generally based on the performance of Franklin Templeton Investments, its funds and the individual employee. The USIP provides for the issuance of up to 30.0 million shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2010, Franklin had approximately 3.5 million shares available for grant under the USIP. In addition to stock and stock unit awards, Franklin may award options and other forms of stock-based compensation to officers, directors, and employees under the USIP. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP.

Stock Options.

The following table summarizes stock option activity:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2009	391,922	$ 37.17		
Exercised	(97,069)	36.31		
Transferred in/out	(5,997)	36.28		
Outstanding and Exercisable at September 30, 2010	288,856	$ 37.48	1.5	$ 20,053,631

Stock option awards generally have been granted at prices that are either equal to or above the market value of the underlying shares of Franklin's common stock on the date of grant and expire no later than ten years after the grant date. No stock option awards have been granted since November 2004. At September 30, 2010, all options were fully vested and all related compensation cost was recognized. The total intrinsic value of share options exercised during fiscal year 2010 was $6.7 million.

Cash received from stock option exercises for fiscal year 2010 was $3.7 million. Income tax benefits from stock option exercises for fiscal year 2010 was $2.0 million.

Stock and Stock Unit Awards.

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted which generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $15.6 million at September 30, 2010. This cost is expected to be recognized over a remaining weighted-average vesting period of approximately two years. The total fair value of stock and stock unit awards vested during fiscal year 2010 was $13.9 million. The weighted-average-grant-date fair value of stock and stock unit awards granted during fiscal year 2010 was $107.08.

The following table summarizes nonvested stock awards and stock unit awards activity:

	Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested balance at September 30, 2009	195,319	$ 86.54
Granted	182,307	107.08
Vested	(143,451)	97.37
Forfeited/Canceled	(25,863)	101.22
Transferred in/out	(2,518)	80.94
Nonvested Balance at September 30, 2010	205,794	$ 95.41

Employee Stock Investment Plan.

The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") which allows eligible participants to buy shares of Franklin's common stock at discount of its market value on defined dates. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the ESIP. A total of approximately 0.3 million shares were issued under the ESIP during fiscal year 2010. At September 30, 2010 approximately 2.8 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements.

The Company's liability to Franklin for stock based compensation as of September 30, 2010 was $3,190,668 and is included in compensation and benefits liability.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

15. Related Party Transactions

The Company and its subsidiaries periodically enter into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

Under distribution and promotion agreements with several affiliates, the Company performs various distribution services to promote the sale of mutual fund shares in serving the common interests of the Company, its subsidiaries, and affiliated investment managers. Under terms of the agreements, the investment managers have agreed to pay a fee for marketing support and other marketing and distribution services provided by the Company.

The Company also has agreements relating primarily to business management and sub-advisory services with certain affiliates. In addition, the Company has cost allocation agreements where certain costs are allocated to it by its affiliates.

At September 30, 2010, an unsecured credit agreement was in place under which the Company's subsidiary, FMA, may lend to Franklin amounts up to a maximum of $500 million. Amounts borrowed under this agreement earn interest at LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2011 with automatic extension to November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2010 borrowings of $40 million were receivable under this agreement.

16. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2010, the Company had net capital of $73,958,514 which was $73,708,514 in excess of its minimum requirement.